UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of a Foreign Private Issuer

Pursuant to Section 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2018

Commission File 001-37459

YULONG ECO-MATERIALS LIMITED.

387 Park Avenue South, 5/fl,

New York City, 10016

646-952-8836

(Address of principal executive offices)

(Former Name or Former Address

if Changed Since Last Report)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On November 7, 2018, Yulong Eco-Materials Limited (the “Company”) and CVI Investments, Inc. (“CVI”) entered into the Purchase Agreement (the “Purchase Agreement”) for the purchase and sale of 1,000,000 ordinary shares (“Shares”) of the Company (“Ordinary Shares”) and Ordinary Share Purchase Warrants (“Warrants”) for an aggregate purchase price of $3,000,000. On December 13, 2018, the Company disclosed in its current report on Form 6-K that the Company’s Ordinary Shares would be delisted from The NASDAQ Stock Market. On January 11, 2019, the Company disclosed in its current report on Form 6-K that the Company’s auditors advised the Company that they had encountered significant difficulties in obtaining the information and records necessary for the completion of the audit of the Company’s financial statements for the year ended June 30, 2018. Such information and records related to the operation of the Company prior to the acquisition by the Company of the Millennium Sapphire. As a result of the Company’s inability to complete its audit, the Company is unable to file its Annual Report on Form 20-F.

The terms of the Purchase Agreement require the Company to maintain its listing on The Nasdaq Stock Market and remain current in its filings with the Securities and Exchange Commission. Due to the Company’s inability to meet its obligations under the Purchase Agreement, the parties have agreed to enter into a Rescission Agreement and a Loan and Security Agreement. On January 28, 2019, the Company entered into the Rescission Agreement with CVI Investments, Inc. (“CVI”) pursuant to which the Company agreed to rescind the issuance of 500,000 of the Shares in consideration for the payment of $1,500,000. Additionally, on February 6, 2019, the Company entered into a Loan and Security Agreement pursuant to which the Company issued a promissory note to CVI in the principal amount of $2,500,000 in consideration for the return to the Company of balance of the Shares plus all of the Warrants. As security for the Company’s obligations to CVI under the promissory note, the Company agreed to grant CVI a security interest in the Millennium Sapphire. Pursuant to the terms of the Loan and Security Agreement, each party agreed to a general release of their respective rights and obligations under the Purchase Agreement.

The form of the Loan and Security Agreement, Rescission Agreement and Promissory Note are filed as Exhibits 10.1, 10.2 and 10.3, respectively, to this Current Report on Form 6-K.

Exhibits

Exhibit No.	Description

10.1	Loan and Security Agreement
10.2	Rescission Agreement
10.3	Promissory Note

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YULONG ECO-MATERIALS LIMITED.

Date: February 8, 2019	By:	/s/ Daniel S. Mckinney
Daniel S. Mckinney
Chief Executive Officer

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